FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

On July 21, 2008, Teva Pharmaceutical Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) hosted a luncheon at which members of the respective management teams of Teva and Barr conducted a presentation regarding Teva’s and Barr’s previously announced entry into a definitive Agreement and Plan of Merger (the “Merger Agreement”) and provided the participants of the luncheon an opportunity to ask questions regarding the transaction and the Merger Agreement. Copies of the transcript of the luncheon and presentation are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

In connection with the proposed transaction, Teva intends to file a registration statement and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they will contain important information. Investors will be able to obtain free copies of the registration statement, when they become available, as well as other filings containing information about Teva, at the SEC’s Internet site (http://www.sec.gov). These documents also may be obtained free of charge by directing a request to Teva Investor Relations c/o Dorit Meltzer at P.O. Box 3190, Petah–Tiqva 49131, Israel, 972–3–926–7554.

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Transcript of luncheon held July 21, 2008, hosted by Teva Pharmaceutical Industries Limited and Barr Pharmaceuticals, Inc.

99.2	Presentation given at luncheon held July 21, 2008, hosted by Teva Pharmaceutical Industries Limited and Barr Pharmaceuticals, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: July 23, 2008